Exhibit 4.24

Dated: 1st July, 2019

ALPHA BANK A.E.
(as Lender)

- and -

LEADER SHIPPING CO.
 (as borrower)

FOURTH SUPPLEMENTAL AGREEMENT in relation to a Loan Agreement dated 6th March, 2015 for a loan facility of (initially) up to US$8,750,000

THIS AGREEMENT (hereinafter called “this Agreement”) is made this 1st day of July, 2019;

B E T W E E N

(1)
ALPHA BANK A.E., a banking société anonyme incorporated in and pursuant to the laws of the Hellenic Republic with its head office at 40 Stadiou Street, Athens GR 102 52, Greece, acting, except as otherwise herein provided through its office at 93 Akti Miaouli, Piraeus, Greece (hereinafter called the “Lender”, which expression shall include its successors and assigns); and

(2)
LEADER SHIPPING CO., a company duly incorporated and validly existing under the laws of the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (hereinafter called the “Borrower”, which expression shall include its successors);

IS SUPPLEMENTAL to a loan agreement dated 6th March, 2015 as amended and/or supplemented by (a) a first supplemental agreement dated 23rd December, 2015 (the “First Supplemental Agreement”), (b) a second supplemental agreement dated 28th July, 2016 (the “Second Supplemental Agreement”) and (c) a third supplemental agreement dated 29th June, 2018 (the “Third Supplemental Agreement”) and made between (i) the Lender, as lender and (ii) the Borrower, as borrower (the said loan agreement as amended and/or supplemented by the First Supplemental Agreement, the Second Supplemental Agreement and the Third Supplemental Agreement is hereinafter called the “Principal Agreement”), on the terms and conditions of which the Lender agreed to advance and has advanced to the Borrower a loan of up to United States Dollars Eight million seven hundred fifty thousand Dollars (US$8,750,000), for the purpose therein specified (the Principal Agreement as hereby amended and/or supplemented and as the same may hereinafter be amended and/or supplemented called the “Loan Agreement”).

W H E R E A S :

(A)
the Borrower hereby acknowledges and confirms that (a) the Lender has advanced to the Borrower the full amount of the Loan in the principal amount of United States Dollars Eight million seven hundred fifty thousand Dollars (US$8,750,000) and (b) as of the Effective Date the principal amount of United States Dollars Five Million Five Hundred Two Thousand Nine Hundred Fifty Three and six cents ($5,502,953.06) in respect of the Loan remains outstanding;

(B)
pursuant to a guarantee dated 17th March 2015 as amended and/or supplemented by (a) a deed of amendment of guarantee dated 23rd December, 2015 (the “Guarantee Deed of Amendment No. 1”), (b) a second deed of amendment of guarantee dated 28th July, 2016 (the “Guarantee Deed of Amendment No. 2”) and (b) a third deed of amendment of guarantee dated 29th June, 2018 (the “Guarantee Deed of Amendment No. 3”) (the said guarantee as amended and/or supplemented by the Guarantee Deed of Amendment No. 1, the Guarantee Deed of Amendment No. 2 and the Guarantee Deed of Amendment No. 3 is hereinafter called the “Corporate Guarantee”) Seanergy Maritime Holdings Corp., of the Marshall Islands (the “Corporate Guarantor”) irrevocably and unconditionally guaranteed the due and timely repayment of the Loan and interest and default interest accrued thereon and the performance of all the obligations of the Borrower under the Loan Agreement and the Security Documents executed in accordance thereto;

(C)	the Borrower and the other Security Parties have requested the Lender to grant its consent to (inter alia):

(a)	the waiver of the excess earnings mechanism set out in Clause 13.2 (Earnings Account) of the Principal Agreement for the Financial Years ending 31 December 2018 and 31 December 2019;

(b)
the temporary waiver (from 1st January 2019 until the 31st of December 2019) of the minimum liquidity covenant set out in Clause 8.1(j) (Liquidity) of the Principal Agreement; For the avoidance of doubt, the minimum liquidity covenant is only waived in relation to the Earnings Account of the Borrower and not in relation to any other account of the Borrower or the Corporate Guarantor or the Group;

(c)	the amendment of the repayment schedule set out in Clause 4.1 (Repayment) of the Principal Agreement;

(d)	the amendment of the Leverage covenant and the EBITDA covenant provided in Clause 8.6 (Additional Financial Covenants – Compliance Certificate) of the Principal Agreement,

and the Lender has agreed thereto conditionally upon terms that the Principal Agreement shall be amended in the manner hereinafter set out in Clause 6 of this Agreement.

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS

1.1	Defined terms and expressions

Words and expressions defined in the Principal Agreement and not otherwise defined herein (including the Recitals hereto) shall have the same meanings when used in this Agreement.

1.2	Additional definitions

In addition, in this Agreement the words and expressions specified below shall have the meanings attributed to them below:

“Effective Date” means the date hereof or such earlier or later date as the Lender may agree in writing, upon which all the conditions contained in Clause 5 shall have been satisfied and this Agreement shall become effective; and

“Guarantee Deed of Amendment No. 4” means the fourth deed of amendment of the Corporate Guarantee to be executed by the Corporate Guarantor in favour of the Lender in form and substance satisfactory to the Lender.

1.3	Construction

In this Agreement:

(a)	Where the context so admits words importing the singular number only shall include the plural and vice versa and words importing persons shall include firms and corporations;

(b)	clause headings are inserted for convenience of reference only and shall be ignored in construing this Agreement;

(c)	references to Clauses are to clauses of this Agreement save as may be otherwise expressly provided in this Agreement; and

(d)	all capitalised terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

2.	BORROWER’S ACKNOWLEDGMENT OF INDEBTEDNESS

The Borrower hereby declares and acknowledges that as at the date hereof the outstanding principal amount of the Loan is United States Dollars Five Million Five Hundred Two Thousand Nine Hundred Fifty Three and six cents ($5,502,953.06) which shall be repaid in accordance with Clause 4.1 (Repayment) of the Loan Agreement.

3.	REPRESENTATIONS AND WARRANTIES

3.1	Representations and warranties under the Principal Agreement

The Borrower hereby represents and warrants to the Lender as at the date hereof that the representations and warranties set forth in the Principal Agreement and the Security Documents (updated mutatis mutandis to the date of this Agreement) are (and will be on the Effective Date) true and correct as if all references therein to “this Agreement” were references to the Principal Agreement as amended and supplemented by this Agreement.

3.2	Additional representations and warranties

In addition to the above, the Borrower hereby represents and warrants to the Lender as at the date of this Agreement that:

a.
the Borrower is duly formed, is validly existing and in good standing under the laws of the place of its incorporation and has full power to carry on its business as it is now being conducted and to enter into and perform its obligations under the Principal Agreement and this Agreement and has complied with all statutory and other requirements relative to its business and does not have an established place of business in any part of the United Kingdom or the USA;

b.
all necessary licences, consents and authorities, governmental or otherwise under this Agreement and the Principal Agreement have been obtained and, as of the date of this Agreement, no further consents or authorities are necessary for any of the Security Parties to enter into this Agreement or otherwise perform its obligations hereunder;

c.	this Agreement constitutes the legal, valid and binding obligations of the Security Parties thereto enforceable in accordance with its terms;

d.
the execution and delivery of, and the performance of the provisions of this Agreement do not, and will not contravene any applicable law or regulation existing at the date hereof or any contractual restriction binding on any of the Security Parties or its respective constitutional documents;

e.
no action, suit or proceeding is pending or threatened against the Borrower or its assets before any court, board of arbitration or administrative agency which could or might result in any material adverse change in the business or condition (financial or otherwise) of any of the Borrower or the other Security Parties;

f.	the Borrower is not and at the Effective Date will not be in default under any agreement by which it is or will be at the Effective Date bound or in respect of any financial commitment, or obligation;

g.
the Corporate Guarantor maintains Corporate Liquidity (including any contractually committed but undrawn parts of the Notes) in an amount equal to $500,000 per Fleet Vessel and an amount equal to $500,000 for the Vessel is maintained in the Earnings Account outside of the waiver period as aforementioned;

h.	No US Tax Obligor: Neither the Borrower nor the Corporate Guarantor is a US Tax Obligor; and

i.	Sanctions:

(i)
neither the Borrower nor the Corporate Guarantor is a Prohibited Person nor is owned or controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person and none of the Borrower or the Corporate Guarantor owns nor controls a Prohibited Person; and

(ii)
no proceeds of the Loan have been made available, directly or indirectly, to or for the benefit of a Prohibited Person or otherwise shall be, directly or indirectly, applied in a manner or for a purpose prohibited by Applicable Sanctions; and

3.3	Survival

The representations and warranties of the Borrower in this Agreement shall survive the execution of this Agreement and shall be deemed to be repeated at the commencement of each Interest Period.

4.	AGREEMENT OF THE LENDER

The Lender, relying upon each of the representations and warranties set out in Clause 3 hereby agrees with the Borrower, subject to and upon the terms and conditions of this Agreement and in particular, but without limitation, subject to the fulfilment of the conditions precedent set out in Clause 5 that the Principal Agreement be amended in the manner more particularly set out in Clause 6.

5.	CONDITIONS

5.1	Conditions precedent

The agreement of the Lender contained in Clause 4 shall be expressly subject to the condition that the Lender shall have received on or before the Effective Date in form and substance satisfactory to the Lender and its legal advisers:

a.
a certified true copy of the certificate of good standing or other equivalent document issued by the competent authorities of the place of its incorporation in respect of each of the Borrower and the Corporate Guarantor;

b.
duly legalised resolutions duly passed by the Board of Directors of the Borrower and the Corporate Guarantor and duly legalised resolutions passed at a meeting of the shareholders of the Borrower and the Corporate Guarantor (and of any corporate shareholder thereof), if applicable, evidencing approval of this Agreement or the Guarantee Deed of Amendment No. 4 and/or the DOC Amendment 2 as defined hereinbelow (as the case may be) and authorising appropriate officers or attorneys–in-fact to execute the same and to sign all notices required to be given under this Agreement on its behalf or other evidence of such approvals and authorisations as shall be acceptable to the Lender;

c.
all documents evidencing any other necessary action or approvals or consents with respect to this Agreement or the Guarantee Deed of Amendment No. 4, including, but not limited to, certified and duly legalised Certificates of Incumbency issued by any of the Directors of the Borrower and the Corporate Guarantor evidencing approval of this Agreement or the Guarantee Deed of Amendment No. 4 and/or the DOC Amendment 2 as defined hereinbelow (and authorising appropriate officers or attorneys-in-fact to execute the same and to sign all notices required to be given under this Agreement on its behalf or other evidence of such approvals and authorisations as shall be acceptable to the Lender;

d.
the original of any power(s) of attorney issued in favour of any person executing this Agreement or the Guarantee Deed of Amendment No. 4 and/or the DOC Amendment 2 as defined hereinbelow on behalf of the Borrower and the Corporate Guarantor;

e.
all documents evidencing any other necessary action or approvals or consents with respect to this Agreement; evidence satisfactory to the Lender that the Corporate Guarantor maintains Liquidity in an amount equal to $500,000 per Fleet Vessel; and

f.	such favourable legal opinions from lawyers acceptable to the Lender and its legal advisors as the Lender shall require.

5.2	Benefit

The conditions specified in this Clause 4 are inserted solely for the benefit of the Lender and may be waived by the Lender in whole or in part with or without conditions.

6.	VARIATIONS TO THE PRINCIPAL AGREEMENT

6.1	Amendments

In consideration of the agreement of the Lender contained in Clause 4, the Borrower hereby agrees with the Lender that (subject to the satisfaction of the conditions precedent contained in Clause 5), the provisions of the Principal Agreement shall be varied and/or amended and/or supplemented as follows:

a.	with effect as from the 25th February 2019, the following new definitions shall be added to Clause 1.2 (Definitions) of the Principal Agreement reading as follows:

“Fourth Supplemental Agreement” means the Fourth Supplemental Agreement dated 1st July, 2019 supplemental to this Agreement to be executed and made between (inter alios) the Borrower and the Lender whereby this Agreement shall be amended as therein provided;

“DOC Amendment No. 2” means the amendment No. 2 to the Deed of Covenant supplemental to the first priority Bahamian ship mortgage dated 19th March, 2015 registered over the Vessel in favour of the Lender, whereby such Deed of Covenant shall be amended, executed or (as the context may require) to be executed by the Owner thereof in favour of the Lender, in form and substance satisfactory to the Lender.” ;

b.	with effect as from the 25th February 2019, the following definitions of Clause 1.2 (Definitions) of the Principal Agreement shall be amended so as to read as follows:

“Balloon Instalment” means, the part of the Loan amounting to United States Dollars Five million fifty two thousand nine hundred fifty three and six cents (US$5,052,953.06);

c.	with effect as from the 25th February 2019, Clause 4.1 (Repayment) of the Principal Agreement shall be deleted and replaced to read as follows:

“Repayment.  The Borrower shall and it is expressly undertaken by the Borrower to repay the outstanding principal amount of the Loan amounting as of the date of the Fourth Supplemental Agreement to United States Dollars Five Million Five Hundred Two Thousand Nine Hundred Fifty Three and six cents ($5,502,953.06) by: (a) five (5) consecutive quarterly Repayment Instalments, the first and the second of which were repaid on the 18th March, 2019 and on the 18th June, 2019 respectively and each of the subsequent ones consecutively falling due for payment on each of the dates falling three (3) months after the immediately preceding Repayment Date with the last (the 5th) of such Repayment Instalments falling due for payment on the Final Maturity Date and (b) the Balloon Installment payable together with the last (the 5th) Repayment Instalment on the Final Maturity Date; subject to the provisions of this Agreement, the amount of each of such Repayment Instalments shall be as follows:

(a)	1st to 4th(both incl.) United States Dollars One hundred thousand ($100,000)each; and

(b)	5th United States Dollars Two hundred fifty thousand ($250,000);

provided that (a) if a Repayment Date would otherwise fall after the Final Maturity Date, such last Repayment Date shall be the Final Maturity Date, (b) there shall be no Repayment Dates after the Final Maturity Date, (c) on the Final Maturity Date the Borrower shall also pay to the Lender any and all other monies then payable under this Agreement and the other Security Documents and (d) if any of the Repayment Instalments shall become due on a day which is not a Banking Day, the due date therefor shall be extended to the next succeeding Banking Day unless such Banking Day falls in the next calendar month, in which event such due date shall be the immediately preceding Banking Day.”

d.	with effect as from the 25th February 2019, Clause 8.1 (j) (Liquidity) of the Principal Agreement shall be deleted and replaced to read as follows:

“Liquidity: ensure that as from 1st January, 2020 and throughout the remainder of the Security Period the Borrower shall maintain minimum liquidity in free deposits with the Lender in an amount equal to $500,000. For the avoidance of any doubt the Liquidity under this Clause should always be included in the Liquidity of the Guarantor under Clause 8.6(a) (Liquidity) of this Agreement and under Clause 5.3 (a) (Liquidity) of the Guarantee.”

e.
with effect as from the 25th February 2019, sub-clause (b) (Leverage) of Clause 8.6 (Additional Financial Covenants – Compliance Certificate) of the Principal Agreement shall be deleted and replaced to read as follows:

“Leverage: the Corporate Leverage Ratio of the Corporate Guarantor will not be, (i) higher than 0.85:1.0, until and including the 31st March, 2020, the compliance with such obligation to be tested on each Financial Semester Day starting from the 31st December 2018;”

f.
with effect as from the 25th February 2019, sub-clause (c) (EBITDA) of Clause 8.6 (Additional Financial Covenants – Compliance Certificate) of the Principal Agreement shall be deleted and replaced to read as follows:

EBITDA: the consolidated interest cover ratio for the Accounting Period (EBITDA to Net Interest Expense) shall not be (i) until the end of the Security Period, lower than 1:1, the compliance with such obligation to be tested on each Financial Semester Day starting from the 1st September, 2018;

g.	with effect as from the 25th February 2019, Schedule 3 of the Principal Agreement shall be deleted and replaced to read as follows:

“Schedule 3

Form of Compliance Certificate
(referred to in Clause 8.6(d))

To:	ALPHA BANK A.E.
93 Akti Miaouli,
Piraeus, Greece
(the “Lender”)

From:	LEADER SHIPPING CO.,
of the Marshall Islands
(the “Borrower”)
Dated: [●], 20[●]

RE:	Loan Agreement dated [●] March, 2015 made between (1) the Borrower and (2) the Lender, in respect of a loan facility of up to US$8,750,000 (the “Loan Agreement”).

Terms defined in the Loan Agreement shall have the same meaning when used herein.

I/We [●], [●] and [●], [each] being the Chief Financial Officer of each of the Borrower and Seanergy Maritime Holdings Corp., of the Marshall Islands (the “Guarantor”), refer to Clause 8.6(d) of the Loan Agreement and hereby certify that, during the Accounting Period 01. […].20[…] to 3... […].20[…] and on the date hereof:

1.	Financial Covenants:

(a)
the Leverage Ratio has not been and at the date hereof is not higher than 0.85:1 (applicable for the time period beginning on 1st January 2019 and ending on 31st March 2020) OR the Leverage Ratio has not been and at the date hereof is not higher than 0.75:1 (applicable for all other periods ) ; and

(b)
the consolidated interest cover ratio (EBITDA to Net Interest Expense) is not lower than 1:1 commencing on 1st January 2019 (applicable for the time period beginning on 1st January 2019and ending on 31st March 2020) OR the consolidated interest cover ratio (EBITDA to Net Interest Expense) is not lower than 2:1 (applicable for all other periods); and

(c)
the Guarantor maintains minimum Corporate Liquidity (including any contractually committed but undrawn parts of the Notes) in an amount equal to $500,000 per Fleet Vessel to be fully accumulated within a period of eighteen (18) months from 10 November, 2015 in free deposits.

2.	Default:

[No Default has occurred and is continuing]

or

[The following Default has occurred and in continuing: [provide details of Default].  [The following steps are being taken to remedy it: [provide details of steps being taken to remedy Default]].

We attach hereto the necessary documents supported by calculations setting out in reasonable detail the materials underling the statements made in this Compliance Certificate.

Signed:
Name: [………………………….]
Title: Chief Financial Officer”

6.2	Security Documents

With effect as from the Effective Date the definition “Security Documents” shall be deemed to include the Security Documents as amended and/or supplemented in pursuance to the terms hereof and any document or documents (including if the context requires the Loan Agreement) that may now or hereafter be executed as security for the repayment of the Loan, interest thereon and any other moneys payable by the Borrower under the Principal Agreement and the Security Documents (as herein defined) as well as for the performance by the Borrower and the other Security Parties as defined in the Loan Agreement of all obligations, covenants and agreements pursuant to the Principal Agreement, this Agreement and/or the Security Documents.

6.3	Construction

All references in the Principal Agreement to “this Agreement”, “hereunder” and the like and all references in the Security Documents to the “Loan Agreement” shall be construed as references to the Principal Agreement as amended and/or supplemented by this Agreement.

7.	WAIVER OF CERTAIN COVENANTS

7.1	Liquidity

The Lender hereby agrees that with effect as from the 1st January 2019 until the 31st  December, 2019 the obligation of the Borrower under Clause 8.1(j) (Liquidity) shall be waived and is hereby waived for the duration of the said period; and

7.2	Excess earnings mechanism

The Lender hereby agrees that for the Financial Years ending 31 December 2018 and 31 December 2019, the obligation of the Borrower under the excess earnings mechanism under Clause 13.2 (Earnings Account) shall be waived and is hereby waived for the duration of the said period.

8.	CONTINUANCE OF PRINCIPAL AGREEMENT AND THE SECURITY DOCUMENTS

Save for the alterations to the Principal Agreement, and the Security Documents made or to be made pursuant to this Agreement, and such further modifications (if any) thereto as may be necessary to make the same consistent with the terms of this Agreement, the Principal Agreement shall remain in full force and effect and the security constituted by the Security Documents executed by the Borrower shall continue to remain valid and enforceable and the Borrower hereby reconfirms its obligations under the Principal Agreement as hereby amended and under the Security Documents to which it is a party.

9.	ENTIRE AGREEMENT AND AMENDMENT

9.1	Entire Agreement

The Principal Agreement, the other Security Documents, and this Agreement represent the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any prior expressions of intent or understanding with respect to this transaction and may be amended only by an instrument in writing executed by the parties to be bound or burdened thereby.

9.2	Supplemental – Effect on Principal Agreement

This Agreement is supplementary to and incorporated in the Principal Agreement, all terms and conditions whereof, including, but not limited to, provisions on payments, calculation of interest and Events of Default, shall apply to the performance and interpretation of this Agreement.

10.	FEES AND EXPENSES

10.1	Up-front fee

The agreement of the Lender to the amendment of the Principal Agreement as herein provided shall be expressly subject to the condition that the Borrower shall pay to the Lender a non-refundable up-front fee of an amount of United States Dollars Fifteen thousand ($15,000) payable on the date hereof.

10.2	Indemnity

The Borrower agrees to pay to the Lender upon demand on a full indemnity basis and from time to time all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the negotiation, preparation, execution and enforcement or attempted enforcement of this Agreement and any document executed pursuant thereto and/or in preserving or protecting or attempting to preserve or protect the security created hereunder and/or under the Security Documents.

10.3	Stamp duty etc.

The Borrower covenants and agrees to pay and discharge all stamp duties, registration and recording fees and charges and any other charges whatsoever and wheresoever payable or due in respect of this Agreement and/or any document executed pursuant hereto.

11.	MISCELLANEOUS

The provisions of Clause 14 (Assignment, Transfer, Participation, Lending Office) and Clause 16.1 (Notices) (as hereby amended) of the Principal Agreement shall apply to this Agreement as if the same were set out herein in full.

12.	LAW AND JURISDICTION

12.1	Governing Law

This Agreement and any non-contractual obligations arising out or connected with it are governed by and shall be construed in accordance with English law and the provisions of Clause 17 (Law and Jurisdiction) of the Principal Agreement shall apply mutatis mutandis to this Agreement as if the same were set out herein in full.

12.2	Third Party Rights

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed the date first above written.

[Intentionally left blank]

EXECUTION PAGE

THE BORROWER

SIGNED by	)
Mrs. Maria Moschopoulou	)
for and on behalf of	)	/s/ Maria Moschopoulou
LEADER SHIPPING CO.	)
of the Marshall Islands, in the presence of:	)	Attorney-in-fact

Witness:	/s/ Lilian Kouleri
Name	Lilian Kouleri
Address:	13 Defteras Merarchias Str.,
Piraeus, Greece
Occupation:	Attorney-at-law

THE LENDER

SIGNED by	)	/s/ Konstantinos Flokos
Mr. Konstantinos Flokos	)
and Mrs. Chrysanthi Papathanasopoulou	)	Attorney-in-fact
for and on behalf of	)
ALPHA BANK A.E.	)	/s/ Chrysanthi Papathanasopoulou
in the presence of:	)
Attorney-in-fact

Witness:	/s/ Lilian Kouleri
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Str.,
Piraeus, Greece
Occupation:	Attorney-at-law